UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 5, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

CEO Compensation Matters

On April 12, 2006, Mr. Peter Yip, Asia Pacific Online Limited (“APOL”) and a
subsidiary of CDC Corporation (the “Company”) entered into an Executive Services
(CEO) Agreement (the “CEO Services Agreement”) pursuant to which APOL agreed to provide the services of Mr. Yip as the Chief Executive Officer and Vice Chairman
of the Company.  The CEO Services Agreement had an initial term of three years ending April 12, 2009 and was made automatically renewable for successive terms of one year from that date unless notice of non-renewal was given by either party at least ninety (90) days prior to April 12, 2009 or any subsequent anniversary date on which a renewal occurred.  Pursuant to the CEO Services
Agreement, and in consideration for providing the services of Mr. Yip, the
Company agreed to pay APOL cash remuneration of $1 per annum, as well as issue certain equity compensation in the form of options to purchase common shares of the Company (collectively, the “Existing Options”) vesting either: (i) in equal quarterly installments over a period of three (3) years; or (ii) subject to the
achievement of certain specified performance milestones.   This description of
the CEO Services Agreement is qualified in its entirety by reference to such document, which is included as an exhibit to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 10, 2006.

On December 7, 2008, Mr. Yip, on behalf of APOL, tendered his resignation and delivered notice of non-renewal of the CEO Services Agreement to be effective
April 12, 2009.  On December 8-9, 2008, the Board of Directors of the Company
(the “Board”) met to discuss and consider matters relating to Mr. Yip’s tender of his resignation and the potential loss of Mr. Yip’s services as CEO.  At such time, the Board did not take action on Mr. Yip’s tender of his resignation, and instructed the Compensation Committee of the Board (the “Committee”) to
negotiate the terms of a possible amendment to the CEO Services Agreement with
Mr. Yip and APOL.

On December 12, 2008, the independent directors made their recommendations to the Board regarding suggested amendments to the CEO Services Agreement.
Thereafter, on December 19, 2008, after considering, among other things, the recommendations of the independent directors, the potential adverse effects on the Company of a change in CEO at the present time, and comparable compensation and benchmarking data provided by both the Company’s Human Resources Department and an independent compensation consultant retained by the Company, the
Committee recommended, and a duly constituted and acting quorum of the full
Board (including three independent directors) approved, an amendment to the CEO
Services Agreement to provide for, among other things, a modified and renewed term, an expanded scope of services and a modification of the compensation package payable to APOL for the services of Mr. Yip (the “Additional
Compensation Arrangement”) as being in the best interests of the Company.  At the conclusion of the Board’s December 19, 2008 meeting, Mr. Yip withdrew his previously tendered resignation.

The Additional Compensation Arrangement, which became effective as of December
19, 2008 (the “Effective Date” or “Grant Date”) provides that APOL shall receive, in exchange for Mr. Yip’s services, the following cash and equity-based compensation in addition to the Existing Options:

• a one-time upfront cash payment in the amount of $1.0 million payable immediately upon execution of an amended CEO Services Agreement reflecting the
Additional Compensation Arrangement;

• an annual cash remuneration, payable as a Management Fee under Section 4.1 of the CEO Services Agreement, in the aggregate amount of $1.175 million per year
(of which APOL will be paid a prorated amount for the balance of fiscal 2008), as compensation for Mr. Yip’s services as CEO of CDC Corporation, as well as for his services as CEO of each of the Company’s CDC Software, CDC Games and
China.com subsidiaries.  Such amount will be reduced by specified increments if, at any time during the term of the amended CEO Services Agreement, Mr. Yip ceases to provide CEO services to the Company or one or more of such subsidiaries as a result of the occurrence of specified corporate events.
Further, $150,000 of such $1.175 million annual base salary is subject to the approval of the independent members of the board of directors of China.com;

• a potential cash bonus (the “EBITDA Bonus”), payable in arrears, of up to
$200,000 per fiscal quarter (commencing with the first fiscal quarter of 2009)
that is linked to the Company’s Adjusted EBITDA performance for such fiscal quarter, such that in the event that the Company’s Adjusted EBITDA performance for any given quarter (the “EBITDA Performance”): (i) meets or exceeds an
Adjusted EBITDA target for Mr. Yip set in advance (the “Adjusted EBITDA
Target”), Mr. Yip would receive 100% of the EBITDA Bonus for such quarter; (ii)
is equal to or greater than 90% of the Adjusted EBITDA Target, Mr. Yip would receive a pro-rata amount of the EBITDA Bonus corresponding to the percentage of the Adjusted EBITDA Target so achieved for such quarter; and (iii) is below 90%
of the Adjusted EBITDA Target, no EBITDA Bonus would be payable for such quarter;

• a potential cash bonus of up to an additional $1.4 million, in increments of
$350,000 each, for the successful completion of specified strategic objectives of the Company established by the Board and to be set forth in the amended CEO
Services Agreement; and

• a one-time award on the Grant Date of additional options to purchase 900,000 common shares of the Company under its 1999 Stock Option Plan at an exercise price of $1.29 per common share, which options shall vest in equal quarterly installments over an eighteen (18) month period from the Grant Date.

The Board authorized the preparation of an amendment and restatement of the CEO
Services Agreement to, among other things: (i) reflect the terms of the
Additional Compensation Arrangement; and (ii) provide a new expiration date of
June 19, 2010 for the CEO Services Agreement as amended.  All other terms and conditions contained in the CEO Services Agreement remain in effect.

Exhibits  Description

1.01      Press release dated Dec. 16, 2008
          CDC Software’s Ross Enterprise Selected for Use in a Food Safety
          Information Management Platform in China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: December 22, 2008	By:	Timothy F. Coen
	Name:	Timothy F. Coen
	Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated December 16, 2008 -- CDC Software’s Ross Enterprise Selected for Use in a Food Safety Information Management Platform in China